UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Monster Worldwide, Inc.

(Name of Subject Company and Filing Person (Issuer))

Jay P. Ferguson, Jr.

Chief Legal Officer

Randstad North America, Inc.

3625 Cumberland Blvd., Suite 600

Atlanta, GA 30339

(770) 937-7112

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

R. Kenneth Boehner, Esq.

Joel May, Esq.

Jones Day

1420 Peachtree Street, Suite 800

Atlanta, Georgia 30309

(404) 581-3939

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$136,406,423.61	$15,810.00

*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of the purchase price of the 3.50% Convertible Senior Notes due 2019 (the “Notes”), as described herein, is calculated as the sum of (i) $133,750,000, representing 100% of the principal amount of the Notes outstanding as of November 1, 2016, plus (ii) $650,173.61, representing accrued and unpaid interest to, but excluding, the repurchase date, plus (iii) $2,006,250, representing the fundamental change repurchase premium of $15.00 per $1,000 principal amount of the Notes.
**	$15,577.00 was paid at the time of the original filing of the Schedule TO and $233.00 was paid at the time of the filing of the Amendment No. 1 to Schedule TO.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $15,810.00	Filing Party: Monster Worldwide, Inc.
Form or Registration No.: Schedule TO (File No. 005-49641)	Date Filed: November 2, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-l.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on November 2, 2016 (as amended and supplemented, the “Schedule TO”) by Monster Worldwide, Inc., a Delaware corporation (the “Company”) relating to the Company’s offer to purchase for cash (the “Offer”) any and all of its outstanding 3.50% Convertible Senior Notes due 2019 (the “Notes”) upon the terms and subject to the conditions set forth in the Fundamental Change Company Notice, Make-Whole Fundamental Change Company Notice, Notice of Entry into Supplemental Indenture and Offer to Repurchase, dated November 2, 2016, previously filed as Exhibit (a)(1) to the Schedule TO (the “Notice”), as amended or supplemented herewith. This Amendment No. 2 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended.

Except as otherwise indicated in this Amendment No. 2, the information set forth in the Schedule TO remains unchanged. Capitalized terms used and not otherwise defined in this Amendment No. 2 shall have the meanings assigned to such terms in the Notice.

Items 1 through 11.

The Notice and Items 1 through 11 of the Schedule TO, to the extent such Items 1 through 11 incorporate by reference the information contained in the Notice, are hereby amended and supplemented as follows:

The Offer expired as scheduled on December 2, 2016 at 5:00 p.m., New York City time, and was not further extended. The tender agent has advised us that, as of the Expiration Time, $91,231,000 aggregate principal amount of Notes has been validly tendered and not properly withdrawn, representing approximately 68.2% of the outstanding Notes.

All conditions to the Offer having been satisfied (or waived), the Company accepted for payment and will promptly pay for all Notes validly tendered and not properly withdrawn at or prior to the Expiration Time.

On December 5, 2016, the Company issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(ii) to this Schedule TO and is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following below Exhibit (a)(5)(i):

(a)(5)(ii) Press Release issued by the Company on December 5, 2016.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2016

MONSTER WORLDWIDE, INC.

By:	/s/ Linda Galipeau
Linda Galipeau
President

EXHIBIT INDEX

Exhibits filed as a part of this Schedule TO are listed below. Exhibits incorporated by reference are so indicated.

Exhibit Number	Description

(a)(1)	Fundamental Change Company Notice, Make-Whole Fundamental Change Company Notice, Notice of Entry into Supplemental Indenture and Offer to Repurchase to Holders of the 3.50% Convertible Senior Notes due 2019, dated November 2, 2016.*

(a)(5)	Press Release issued by the Company on November 2, 2016.*

(a)(5)(i)	Press Release issued by the Company on November 17, 2016.*

(a)(5)(ii)	Press Release issued by the Company on December 5, 2016.

(b)	Not applicable.

(d)(1)	Indenture, dated as of October 22, 2014, among the Company and the Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K, filed with the Securities and Exchange Commission on October 22, 2014).

(d)(2)	First Supplemental Indenture, dated as of October 31, 2016, among the Company and the Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K, filed with the Securities and Exchange Commission on November 1, 2016).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed